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                              August 3, 2023

       Jean Hu
       Executive Vice President, Chief Financial Officer and Treasurer Advanced Micro Devices, Inc.
       2485 Augustine Drive
       Santa Clara, CA 95054

                                                        Re: Advanced Micro
Devices, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-07882

       Dear Jean Hu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       General

   1. We note that you provided more expansive disclosure in your 2021-22 Corporate
                                                        Responsibility Report
and Environmental Sustainability section of your website than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        2021-22 Corporate
Responsibility Report and website.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       40

   2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such
as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas emissions or are
related to carbon-based energy sources;
 Jean Hu
Advanced Micro Devices, Inc.
August 3, 2023
Page 2
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
3. We note your disclosure on page 35 of your Form 10-K regarding the impact of the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as water availability and quality; quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your customers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar, Staff Attorney, at (202) 551-3844 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



FirstName LastNameJean Hu                                      Sincerely,
Comapany NameAdvanced Micro Devices, Inc.
                                                               Division of
Corporation Finance
August 3, 2023 Page 2                                          Office of Energy
& Transportation
FirstName LastName